UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from              to             .

Commission File No. 333-93879

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson

Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 15, 2009	By:	/s/ Perry A. Glassgow
Perry A. Glassgow
Administrative Committee Member

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Assets Available for Benefits

Statements of Changes in Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee

Harley-Davidson Retirement Savings

Plan for Kansas City

Hourly Bargaining Unit Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

June 15, 2009

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Statements of Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments:
Interest in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$4,991,823	$6,763,899
Notes receivable from participants	510,135	617,679

Total investments	5,501,958	7,381,578
Company contribution receivable	189,944	77,905

Assets available for benefits at fair value	5,691,902	7,459,483
Adjustment from fair value to contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	34,489	4,826

Assets available for benefits	$5,726,391	$7,464,309

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions:
Investment income:
Interest income	$47,130	$38,983

Contributions:
Participant	1,032,880	1,061,849
Participant rollovers	17,190	43,110
Company	189,643	77,905

Total contributions	1,239,713	1,182,864

Total additions	1,286,843	1,221,847

Deductions:
Equity in investment loss of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	2,724,527	156,392
Benefit payments and withdrawals	209,380	258,686
Administrative expenses	4,946	6,144

Total deductions	2,938,853	421,222

Net (decrease) increase before transfers to other Harley-Davidson Plans	(1,652,010)	800,625
Transfers to other Harley-Davidson Plans	(85,908)	(324)

Net (decrease) increase	(1,737,918)	800,301
Assets available for benefits at beginning of year	7,464,309	6,664,008

Assets available for benefits at end of year	$5,726,391	$7,464,309

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Group, Inc. (Company) Kansas City plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax or after-tax basis through contributions to the Plan. Effective August 1, 2006, the Plan was amended to allow participants to make Roth contributions to the Plan on an after-tax basis. For purposes of the Plan, a Roth contribution is an elective deferral that otherwise would be a pretax contribution to the Plan, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated it as a Roth contribution rather than as a pretax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plan as a Roth contribution. The maximum amount that participants may defer and contribute to the Plan is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code).

As of August 1, 2007, the Plan was amended to allow for Company matching contributions in Company common stock. Company matching contributions of $0.25 per dollar of participant contributions are made when the Company meets certain financial performance targets and apply only to participant contributions up to 6% of a participant’s eligible compensation. Company contributions were not previously permitted.

Rollover contributions to the Plan are permitted under certain circumstances, as defined in the Plan.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 23 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. Loans are not permitted from employer matching contributions. The employer matching contributions portion of the participant account may be vested but cannot be used for participant loans. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses are shared by the Company and the Plan. Loan application and service fees are paid directly by participants.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments consist of its interest in the net assets of the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust) and notes receivable from participants. The interest in the net assets of the Master Trust is stated at fair value. Notes receivable from participants are stated at their unpaid principal balances plus accrued interest, which approximate fair value. The Master Trust is an arrangement by which certain investments of the Plan and four other Harley-Davidson defined-contribution plans share a trust (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s net assets. Purchases and sales of specific Master Trust investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Master Trust has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans (the Managed Income Portfolio Fund), which consists of benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement (see Note 3 for Master Trust fair value measurements).

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s non-Master Trust related assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Notes receivable from participants: Valued at amortized cost plus accrued interest, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust related assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Notes receivable from participants	$—	$—	$510,135	$510,135

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s non-Master Trust related Level 3 assets for the year ended December 31, 2008:

Notes Receivable From Participants
Balance, beginning of year	$617,679
New loans issued, interest earned, and repayments-net	(107,544)

Balance, end of year	$510,135

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current presentation.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment

The net assets of the Master Trust consist primarily of investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The net assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

A summary of the Master Trust’s net assets at December 31 is as follows:

	2008	2007
Investments at fair value:
Mutual funds	$245,100,604	$416,476,242
Common trust fund:
Managed Income Portfolio Fund	76,820,612	63,548,119
Harley-Davidson, Inc. Common Stock Fund	52,026,796	108,121,893

Net assets of the Master Trust at fair value	373,948,012	588,146,254
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	4,143,852	690,611

Net assets of the Master Trust at contract value	378,091,864	588,836,865
Less amounts allocated to other Plans	373,065,552	582,068,140

Plan’s interest in Master Trust after contract value adjustment	5,026,312	6,768,725
Plan’s allocated adjustment from contract value to fair value	(34,489)	(4,826)

Plan’s interest in Master Trust at fair value	$4,991,823	$6,763,899

The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following at December 31:

	2008	2007
Harley-Davidson, Inc. Common Stock Fund	$51,396,582	$107,048,296
Money Market Fund	573,548	1,266,652
Other receivable (payable)	56,666	(193,055)

Net assets of the Harley-Davidson, Inc. Common Stock Fund	$52,026,796	$108,121,893

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was 1% or less.

Fair Value Measurements

The following is a description of the valuation methodologies used for the Master Trust’s assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year-end.

Managed Income Portfolio Fund: Valued at fair value, based on information provided by the issuer of the common trust fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer of the specific instruments of the fund at year-end (see Note 2).

Harley-Davidson, Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund (money market fund) sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the net asset value of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$245,100,604	$—	$—	$245,100,604
Managed Income Portfolio Fund	—	76,820,612	—	76,820,612
Harley-Davidson, Inc. Common Stock Fund	—	52,026,796	—	52,026,796

Total assets at fair value	$245,100,604	$128,847,408	$—	$373,948,012

Investment Contracts

The Managed Income Portfolio Fund is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

Investment Income

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust and the Plan’s allocated share therein are as follows:

	Year Ended December 31
	2008	2007
Interest and dividend income	$17,498,767	$34,948,852
Net (depreciation) appreciation in fair value of mutual funds	(155,852,408)	3,412,902
Net depreciation in fair value of common stock – Harley-Davidson, Inc.	(76,790,652)	(50,950,718)

Investment loss generated by the Master Trust	(215,144,293)	(12,588,964)
Less amounts allocated to other Plans	(212,419,766)	(12,432,572)

Master Trust investment loss allocated to the Plan	$(2,724,527)	$(156,392)

4. Non-Participant-Directed Investments

Company matching contributions are invested in the Harley-Davidson, Inc. Common Stock Fund. Prior to 2008, these contributions could not be transferred or directed to any other investment option in the Plan until the participant reached the three-year vesting period or the age of 55. In 2008, the Plan was amended to allow for the immediate transfer or redirection of matching contributions to any other investment option in the Plan.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments (continued)

Information about the assets and the significant components of the changes in assets relating to the Plan’s investment in the Harley-Davidson, Inc. Common Stock Fund, which includes the participant and non-participant-directed investments, is as follows:

	December 31
	2008	2007
Investments, at fair value:
Harley-Davidson, Inc. common stock	$642,188	$1,166,465
Money Market Fund	7,166	13,802
Company contribution receivable	189,944	77,905
Other receivable (payable)	708	(2,103)

Harley-Davidson, Inc. Common Stock Fund	$840,006	$1,256,069

	Year Ended December 31
	2008	2007
Changes in fund balance:
Contributions	$332,908	$250,876
Interest and dividends	47,743	35,881
Net depreciation in fair value of common stock	(875,276)	(575,145)
Transfers from (to) other investment funds, net	92,904	(138,019)
Benefit payments and withdrawals	(13,501)	(76,404)
Administrative expenses	(841)	(1,127)

Net change in fund balance	$(416,063)	$(503,938)

5. Transactions With Parties in Interest

Certain plan investments are shares of mutual funds and units of common collective trust funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement. In the event of plan termination, participants will become fully vested in their accounts.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Eastern District of Wisconsin against Harley-Davidson, Inc., the Administrative Committee of Harley-Davidson, Inc., and certain Company employees, officers, and directors. Pursuant to the schedule set by the court, on October 2, 2006, the ERISA plaintiff filed an Amended Class Action Complaint, which named the Company, the Harley-Davidson Motor Company Retirement Plans Committee, the Company’s Leadership and Strategy Council, Harold A. Scott, James L. Ziemer, James M. Brostowitz, Gail A. Lione, Joanne M. Bischmann, Karl M. Eberle, Jon R. Flickinger, Ronald M. Hutchinson, James A. McCaslin, W. Kenneth Sutton, Jr., and Donna F. Zarcone, who are current or former Company officers or employees, as defendants. In general, the ERISA complaint includes factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its recent publicly available filings (which include complaints that allege securities law violations) and alleges on behalf of participants in the Plans that the plan fiduciaries breached their ERISA fiduciary duties. On February 15, 2006, the court ordered the ERISA action consolidated with the securities and other related actions that are pending in that court for administrative purposes. On December 18, 2006, the defendants filed a motion to dismiss the ERISA complaint in its entirety. Briefing of the motion to dismiss was completed in April 2007.

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

8. Legal Matters (continued)

Harley-Davidson, Inc. believes the allegations against all of the defendants in the lawsuits against the Company are without merit and it intends to vigorously defend against them. As all of these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may limit its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail, for claims covered by the insurance coverage.

9. Reconciliation to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the assets reported on the 2008 and 2007 Form 5500 Schedule H, Part I:

	December 31
	2008	2007
Assets available for benefits per the financial statements	$5,726,391	$7,464,309
Adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(34,489)	(4,826)

Assets available for benefits per Form 5500	$5,691,902	$7,459,483

The following is a reconciliation of total additions to plan assets reported per the financial statements to the total reported on the 2008 Form 5500 Schedule H, Part II:

Year Ended December 31 2008
Total additions reported in the financial statements	$1,286,843
Add: December 31, 2007, adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	4,826
Less: December 31, 2008, adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(34,489)

Total income as reported on Form 5500	$1,257,180

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Kansas City

Hourly Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #39-1805420    Plan #006

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* Plan participants	Participant loans with interest rates ranging from 5.00% to 9.50%, with various maturities through 2018. Collateralized by applicable participants’ account balances.	$510,135

*	Represents a party in interest

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm